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                             ASPEN TECHNOLOGY, INC.
                                 TEN CANAL PARK
                         CAMBRIDGE, MASSACHUSETTS 02141

                               November 16, 2001

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        RE:  Aspen Technology, Inc.
             Registration Statement on Form S-3
             (Registration No. 333-63208)
             ----------------------------------

Ladies and Gentlemen:

     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, Aspen Technology, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-63208), as amended, that was originally filed with the Commission on June 15, 2001 (the "Registration Statement").

     The Registrant is requesting withdrawal of the Registration Statement because it determined, after the date of the original filing of the Registration Statement, that it was not eligible to use Form S-3. No shares of the Registrant's common stock have been sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     If you have questions with respect to this letter, please call the undersigned at (617) 949-1000 or David A. Westenberg, Esq. of the law firm of Hale and Dorr LLP at (617) 526-6000.


                                        Sincerely,

                                        ASPEN TECHNOLOGY, INC.


                                        By: /s/ Lisa W. Zappala
                                           -------------------------------------
                                           Name:  Lisa W. Zappala
                                           Title:  Senior Vice President & Chief
                                                   Financial Officer


cc:  Michael J. Muscatello, Esq.
     Mark L. Johnson, Esq.
     David A. Westenberg, Esq.